ROPKA LAW, LLC

C. Richard Ropka, LLM (Tax) †		152 Himmelein Road, Suite 800
Medford, New Jersey 08055
† Admitted to practice in US Supreme Court,		(856) 374-1744
US District Court & US Tax Court		(866) 272-8505 (Fax)

December 23, 2025

VIA EDGAR

Mr. Michael Pawluk, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Disclosure Review Unit

100 F Street N.E.
Washington, DC 20549-4644

Re:

Archer Investment Series Trust (the “Registrant”)

File Nos. 333-163981 / 811-22356

Post Effective Amendment No. 40 to the Registration Statement of the Form N-1A

Dear Mr. Pawluk:

Kindly accept this letter in response to our telephone conversation on December 4, 2025, wherein you provided comments to the above referenced Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Archer Growth ETF, a new series of the Registrant (the “Fund”).

You asked that regarding all future filings by this Registrant that the following items be amended.

Prospectus

1)

Comment:  As to the Principal Investment Strategies section, the Staff has asked that the Registrant elaborate further on the particular factors which form the basis of management’s quantitative and qualitative analysis. (i.e. what data screens are being used to determine growth potential, time frames considered)

Response: The Registrant has revised its disclosure to add the following:

The Advisor starts with a universe of all U.S. exchange-listed companies. Of this universe, the Advisor constructs the Fund’s portfolio to include 20 to 120 positions using both a quantitative analysis, such as, but not limited to, earnings revisions and stock price momentum, and a qualitative analysis, such as the industry which it is in as well as the competitive advantages or patents it may have that drives the company’s means to its earnings. in an effort to outperform the Russell 3000 Growth Index.

2)

Comment: As to the Principal Risk Section, the Staff has asked that the Registrant disclose the risk that an active trading market for shares of the ETF may not develop or be maintained, and also disclose that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase, or redemption orders and that this could in turn lead to wider bid/ask spreads and variances between the market price of the ETF shares and the underlying value of those shares

Response: The Registrant will provide risk disclosure to this section which reads the following:

Absence of an Active Market Risk - Although the Fund’s Shares are approved for listing on a national securities exchange, there can be no assurance that an active trading market for the shares will develop and be maintained by market makers or authorized participants for Fund Shares, and there are no obligations of market makers to make a market in the Fund’s Shares or of authorized participants to submit purchase or redemption orders for Creation Units.

3)

Comment: As to the Principal Risk Section, the Staff has asked that the Registrant disclose a  “Authorized Participant Concentration Risk” which substantially discloses that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF shares. In addition, disclose that this could in turn lead to differences between the market price of the ETF shares and the underlying value of those shares.

Response: The Registrant will provide risk disclosure to this section which reads the following:

Authorized Participant Concentration Risk—Only an authorized participant may engage in creation or redemption transactions directly with the Fund, and the Fund may have a limited number of financial institutions that act as authorized participants. None of those authorized participants is obligated to engage in creation and/or redemption transactions. To the extent that the Fund’s authorized participants exit the business or are unable to or choose not to process creation and/or redemption orders, and no other authorized participant is able to step forward to create and redeem Shares, there may be a significantly diminished trading market for Shares. As a result, Shares may trade at a discount (or premium) to NAV and possibly face trading halts and/or de-listing. Authorized Participant concentration risk may be heightened to the extent the Fund invests in securities or instruments that have lower trading volumes.

4)

Comment: As to the Principal Risk Section, the Staff has asked that the Registrant disclose an ETF Risk which discloses the following: Trading in fund shares on the exchange may be halted due to market conditions or for reasons that, in the view of the exchange, make trading and shares inadvisable. In addition, trading in Fund shares on the exchange is subject to trading halts caused by extraordinary market volatility pursuant to the exchanges circuit breaker rules. The Fund may have difficulty maintaining its listing on the exchange in the event the Fund’s assets are small, the Fund does not have enough shareholders, or if the Fund is unable to proceed with creation and/or redemption orders.

5)

Comment: The Staff has asked that the Registrant supplementally confirm the Fund’s benchmark(s).

Response: The Registrant confirms that the Fund’s benchmarks are the Russell 3000 and the S&P 500.

6)

Comment: As to the Management, Organization and Capital Structure section, the Staff has asked that the Registrant reconcile the fees of the Sub-advisor which states that the Sub-advisor will receive .040 bps. points for the first $500M and then .35 bps. for the next 500 million.

Response: The Registrant has revised the reference table to reflect that the sub-advisor fees are: .04%

7)

Comment: The second paragraph states the “Funds” had not commenced operations as of the end of most recent fiscal year. Accordingly, AIC has not paid any sub advisory to Tidal. It talks about the sub advisory agreement with respect to a fund. The mutual funds don't have sub advisors.

Response: The Registrant has revised the disclosure accordingly.

Part C - Exhibits

8)

Comment: As to the Fund’s Service Provider Agreements, the Staff has asked that the appropriate agreements be included as exhibits, accordingly. The Staff further noted that in the future a statement reading “to be included by amendment” be indicated where the service provider agreement is to be included as an exhibit.

Response: The Registrant has included as Exhibits to the amendment the following: Amendment to the Declaration of Trust, Management Service Agreement, Sub-advisor Agreement, Sub-advisor’s Code of Ethics, Distribution Agreement, Fund Services Agreement, Custody Agreement.

9)

Comment: The Staff has asked that each Exhibit to be hyperlinked in the table.

Response: The Registrant has provided hyperlinks as requested.

Thank you for your kind attention to the matter. Should you have any questions, please contact the undersigned (856) 374-1744 if you wish to further discuss this correspondence.

Sincerely,

Charles R. Ropka, Esq.

CRR/ljr

cc: client